Leonard W. Burningham

Lawyer

Hermes Building * Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

         Of Counsel                                                                                     Telephone (801) 363-7411

Branden T. Burningham, Esq.                                                                           Fax (801) 355-7126

Bradley C. Burningham, Esq.                                                             e-mail lwb@burninglaw.com

June 12, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:         Tia Jenkins

                        Senior Assistant Chief Accountant

                        Office of Emerging Growth Companies

                        Raj Rajan

                        Division of Corporation Finance

Mail Stop 3561

Facsimile No.: 202-772-9202

Re:                   Reflect Scientific, Inc.

                        Form 10-QSB for the fiscal quarter ended September 30, 2006

                        Filed November 14, 2006

                        File No. 000-31377

Dear Ms. Jenkins and Mr. Rajan:

This letter is to confirm the filing by the Company of the amended 10QSB for the quarter ended September 30, 2006, on Form 10QSB/A-1 on June 11, 2007, and the filing of an 8-K Current Report for Item 4.02 regarding non-reliance on previously issued financial statements, today.

The Company would appreciate it if you would promptly review these filings.

If you have any further comments, we can discuss these in a conference call that I will arrange with you or you can call me to arrange.

June 12, 2007

Thank you.

                                                                        Yours very sincerely,

                                                                        /s/Leonard W. Burningham

                                                                        Leonard W. Burningham

LWB/sg